Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

December 19, 2017

VIA EDGAR

United States Securities

and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc. Withdrawal of Acceleration Request Registration Statement on Form S-1 (as amended) File No: 333-220368

Ladies and Gentlemen:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on December 15, 2017, which requested that the above-referenced Registration Statement on Form S-1 (File No. 333-220368) become effective on Tuesday, December 19, 2017, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and the Registrant hereby formally withdraws its request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Leslie Marlow of Gracin & Marlow, LLP, at (516) 496-2223 or (212) 907-6457.

Very truly yours,

Adial Pharmaceuticals, Inc.

By: /s/ William B. Stilley
Name:	William B. Stilley
Title:	Chief Executive Officer

cc:	Joseph Truluck, Chief Financial Officer of Adial Pharmaceuticals, Inc. Leslie Marlow, Esq., Gracin & Marlow, LLP